VERSO TECHNOLOGIES, INC.

400 Galleria Parkway
Suite 300
Atlanta, Georgia 30339

May 4, 2005

Via Edgar
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Adam Halper, Esq. Sara Kalin, Esq.

Re:	Verso Technologies, Inc.’s Post-effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3 (File No. 333-113579)

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Verso Technologies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement (the “Filing”) so that it will become effective at 1:00 p.m. on Thursday, May 5, 2005, or as soon thereafter as practicable.

     The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Yours very truly, Verso Technologies, Inc.
By:	/s/ Juliet M. Reising
Juliet M. Reising
Chief Financial Officer